Exhibit 21.1
Subsidiaries of Registrant

Subsidiary*	Entity Name	Jurisdiction of Incorporation	Name Under Which the Subsidiary Does Business
1	LPL Holdings, Inc.**	Massachusetts	LPL
2	PTC Holdings, Inc.**	Ohio	PTC
3	The Private Trust Company, N.A.	United States	PTC
4	LPL Financial LLC	California	LPL, LPL Financial
5	Independent Advisers Group Corporation	Delaware	IAG
6	UVEST Financial Services Group, Inc.	North Carolina	UVEST
7	LPL Insurance Associates, Inc.	Delaware	LPL, LPL Financial
8	LPL Independent Advisor Services Group LLC**	Delaware	LPL, LPL Financial
9	Mutual Service Corporation	Michigan	MSC

* All subsidiaries are wholly owned, directly or indirectly, by the Registrant.
** Holding companies.